SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

               SHARED TECHNOLOGIES CELLULAR, INC.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            819487109
                         (CUSIP Number)

                     Donald E. Miller, Esq.
          Executive Vice President and General Counsel
                    The Fairchild Corporation
     45025 Aviation Drive, Suite 400, Dulles VA  20177-7516
                    Telephone:  703-478-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 3, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].






                          PAGE 1 OF 9
CUSIP No. 819487109

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     The Fairchild Corporation     -- IRS EIN 34-0728587
     RHI Holdings, Inc.            -- IRS EIN 34-1545939
     Banner Aerospace, Inc.        -- IRS EIN 95-2039311

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     The Reporting Persons are incorporated under the laws of Delaware

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.    SOLE VOTING POWER:

          The Fairchild Corporation:    750,519 shares*
          RHI Holdings, Inc.:           0 shares
          Banner Aerospace, Inc.:       750,519 shares
          (*Includes shares owned by Banner Aerospace, Inc.)

     8.    SHARED VOTING POWER:     0

     9.    SOLE DISPOSITIVE POWER:

          The Fairchild Corporation:    750,519 shares*
          RHI Holdings, Inc.:           0 shares
          Banner Aerospace, Inc.:       750,519 shares
          (*Includes shares owned by Banner Aerospace, Inc.)


    10.    SHARED DISPOSITIVE POWER:  0

                           PAGE 2 OF 9
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

          The Fairchild Corporation:    750,519 shares*
          RHI Holdings, Inc.:           0 shares
          Banner Aerospace, Inc.:       750,519 shares
          (*Includes shares owned by Banner Aerospace, Inc.)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             []

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          The Fairchild Corporation:    9.97%*
          RHI Holdings, Inc.:           0
          Banner Aerospace, Inc.:       9.97%
          (*Includes shares owned by Banner Aerospace, Inc.)


14.   TYPE OF REPORTING PERSON:  CO

Item 1.   Security and Issuer.

This Amendment No. 2 ("Amendment No. 2") amends the statement  on
Schedule 13D (the "Original 13D Filing") filed with the Securities and Exchange Commission on January 21, 1997 (amended on February 19, 1997), with respect to the common stock, par value $.01 per share (the "Common Stock") of Shared Technologies Cellular, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 100 Great Meadow Road, Wethersfield, CT 06109. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing.

Other than as set forth herein, there has been no material change in the information set forth in the Original 13D Filing.

Item 2.   Identity and Background.

This   statement   is   filed   by  The   Fairchild   Corporation
("Fairchild"),  RHI  Holdings, Inc. ("RHI Holdings")  and  Banner
Aerospace, Inc. ("Banner"), each a Delaware corporation.

The principal executive offices of the Fairchild and RHI Holdings are located at 45025 Aviation Drive, Suite 400, Dulles, VA  20166-
7516.   The principal executive offices of Banner are located  at
45025 Aviation Drive, Suite 300, Dulles, VA  20166-7556

Fairchild is a publicly held company, traded on the New York and Pacific Stock Exchange, under the symbol FA. Fairchild beneficially owns (directly or indirectly) 100% of RHI Holdings' common stock and approximately 85.43% of Banner's common stock.

Fairchild's principal activities include Fairchild Fasteners, a worldwide manufacturer of advanced aerospace fastening devices, an 85.43% beneficial ownership interest in Banner, and Fairchild Technologies, a manufacturer of semiconductor equipment and optical disc equipment. RHI Holdings is a wholly-owned subsidiary of Fairchild. Banner is a distributor of aircraft rotables and engines. It's common stock trades on the New York Stock Exchange, under the symbol BAR.

Exhibit A of the Original Schedule 13D Filing sets forth the name, present principal occupation or employer, citizenship, and stock ownership of Issuer's Common Stock for each executive officer and director of RHI Holdings and each executive officer and director of Fairchild. There has been no material change in the information incorporated under Exhibit A of the Original
Schedule 13D Filing.

Exhibit  A  of this Amendment No. 2 sets forth the name,  present
principal   occupation  or  employer,  citizenship,   and   stock
ownership of Issuer's Common Stock for each executive officer and director of Banner.

The  business address of each executive officer and  director  of the  reporting  persons is c/o The Fairchild  Corporation,  45025
Aviation  Drive,  Suite  400, Dulles, VA  20166-7516,  Attention:
General Counsel.

During the past five years prior to the date hereof, neither of the reporting persons nor (to the knowledge of the reporting persons) any executive officer or director of the reporting persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.


Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original 13D Filing is hereby amended by adding the following:

(a)             The  Original 13D Filing (as amended on  February
          19,  1997),  indicated that RHI Holdings owned  500,000
          shares of Issuer Common Stock, and Warrants to purchase
          500,000 shares of Issuer Common Stock.

                 On April 17, 1998, pursuant to mandatory conversion terms of the Warrants, the Warrants were converted by the Issuer into 250,519 shares of Issuer Common Stock. As a result of such conversion, RHI Holdings held an aggregate of 750,510 shares of Issuer Common Stock.

                On February 3, 1999, RHI Holdings assigned all of its interest in the Issuer Common Stock to Banner, at a consideration of $9 per share.

                As a result of the transactions described above, RHI Holdings holds no shares in the Issuer; Banner holds 750,510 shares of Issuer Common Stock; and
          Fairchild has beneficial ownership of the 750,510 shares of Issuer Common Stock owned by Banner.

          Issuer's report on Form 10Q filed on November 11, 1998, states that there are 7,525,352 shares of Issuer Common Stock outstanding. Based on such number, the 750,510 shares owned by Banner (also deemed beneficially owned by Fairchild) constitute approximately 9.97% of the issued and outstanding shares of Issuer's Common Stock.

(b) The information required by this paragraph is set forth in tabular form in Numbered Paragraphs 7 through 11 on Pages 2 and 3 of this Schedule.

          Disclaimer of Beneficial Ownership By Jeffrey Steiner. Jeffrey Steiner may be deemed the beneficial owner of 28.96% of Fairchild's Class A Common Stock (including shares owned by his affiliates). He is also the Chairman of the Board and CEO of Fairchild and Banner. As a result of such stock ownership and executive positions, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

(c)  No applicable

(d)  Not applicable.

(e)  Not applicable.
                           PAGE 6 OF 9

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999        THE FAIRCHILD CORPORATION


                         By:  Donald E. Miller
                                                       Executive
                              Vice President, General Counsel and
                              Secretary


                         RHI HOLDINGS, INC.


                         By:  Donald E. Miller
                                                       Vice
                              President and Secretary


                         BANNER AEROSPACE, INC.


                         By:  Warren Persavich
                              Senior Vice President and COO



                          PAGE 7 OF 9
                            EXHIBIT A


        OFFICERS AND DIRECTORS OF BANNER AEROSPACE, INC.

MICHAEL T. ALCOX
Citizenship:  USA.
Director of Banner Aerospace.  Part-Time Vice President   of  The
Fairchild Corporation. Owner and operator of travel and real estate businesses.
Beneficial Ownership of Issuer Common Stock:  0.

STEVEN L. GERARD
Citizenship: USA.
Director of Banner Aerospace.
Beneficial Ownership of Issuer Common Stock:  0.

CHARLES M. HAAR
Citizenship:  USA.
Director of Banner Aerospace.
Professor of law at Harvard University.
Beneficial Ownership of Issuer Common Stock:  0.

PHILIPPE HERCOT
Citizenship: French.
Director of Banner Aerospace.
Managing partner for Capital Industrie & Associs (a Paris, France based investment and consulting firm).
Beneficial Ownership of Issuer Common Stock:  0.

MICHAEL D. HERDMAN
Citizenship: USA.
Director of Banner Aerospace.
Senior Vice President of American National Can for Beverage  Cans
Europe/Asia Pacific.
Beneficial Ownership of Issuer Common Stock:  0.

                           PAGE 8 OF 9

WARREN D. PERSAVICH
Citizenship:  USA.
Director,  Senior Vice President and Chief Operating  Officer  of
Banner Aerospace.
Beneficial Ownership of Issuer Common Stock:  0.

DR. ERIC I. STEINER
Citizenship:  USA.
Director   and   Senior  Vice  President  of  Banner   Aerospace.
Director,  President and Chief Operating Officer of The Fairchild
Corporation.
Beneficial Ownership of Issuer Common Stock:  0.

JEFFREY J. STEINER
Citizenship:  Austria.
Chairman of the Board, CEO and President of Banner Aerospace. Chairman of the Board and CEO of The Fairchild Corporation. Beneficial Ownership of Issuer Common Stock: 0.
As a result of his stock ownership in the Reporting Persons and executive positions with the Reporting Persons, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

LEONARD TOBOROFF
Citizenship:  USA.
Director of Banner Aerospace
Executive Vice President and Director of Riddell Sports, Inc.,  a
manufacturer  and licenser of sports equipment.   Vice  President
and Vice Chairman of the Board of Allis-Chalmers Corporation, a holding company.
Beneficial Ownership of Issuer Common Stock:  0.

Eugene W. Juris
Citizenship:  USA.
Vice President and Chief Financial Officer of Banner Aerospace.
Beneficial Ownership of Issuer Common Stock:  0.

Bradley T. Lough
Citizenship:  USA.
Treasurer and Secretary of Banner Aerospace.
Beneficial Ownership of Issuer Common Stock:  0.

                           PAGE 9 OF 9